9/8

05012069

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Windflow Technology Ltd.

*CURRENT ADDRESS P.O. Box 13952

Christchurch, New Zealand

PROCESSED OCT 27 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

OCT 19 2005

FILE NO. 82- 34918 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mle

DATE: October 26, 2005

82-34918
AR/S
6-30-04

RECEIVED
2005 SEP -8 A 11:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

WIND FLOW
TECHNOLOGY LTD

ANNUAL REPORT

Balance Date 30 June 2004

Report Date 21st October 2004

CONTENTS

FINANCIAL REPORT

DIRECTORS' REPORT

WINDFLOW TECHNOLOGY LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30TH JUNE 2004

	Notes	This Year Group $	This Year Parent $	Last Year Group $	Last Year Parent $
Operating Revenue	1				
Consultancy Fees Received		18,387	18,387	17,524	17,524
Sales and Benefits		36,341	19,526	-	-
Grants received		62,165	62,165	9,066	9,066
Interest received		177,533	177,419	50,678	50,678
		294,426	**277,497**	**77,268**	**77,268**
Operating Expenses	2				
Amortisation of Licences & Wind Rights		150,076	150,076	150,076	150,076
Cost of Sales		32,364	53,841	-	-
Engineering Costs		85,388	82,271	520,521	520,521
Research and Development Costs		597,240	597,138	28,694	28,694
Marketing Costs		96,966	89,133	59,227	59,227
General and Administration Costs		535,067	441,917	387,810	386,837
Depreciation		287,685	249,798	31,040	30,629
		1,784,786	**1,664,174**	**1,177,368**	**1,175,984**
Net Deficit		**(1,490,360)**	**(1,386,677)**	**(1,100,100)**	**(1,098,716)**

WINDFLOW TECHNOLOGY LIMITED
CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY
FOR THE YEAR ENDED 30TH JUNE 2004

	This Year Group $	This Year Parent $	Last Year Group $	Last Year Parent $
Equity at Beginning of Year	2,143,434	2,144,818	**3,137,034**	**3,137,034**
Less				
Net Deficit	(1,490,360)	(1,386,677)	(1,100,100)	(1,098,716)
Plus				
Contributions from Owners				
Ordinary Shares Issued during the Year	4,998,922	4,998,922	106,500	106,500
Equity at End of Year	**5,651,996**	**5,757,063**	**2,143,434**	**2,144,818**

WINDFLOW TECHNOLOGY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT THE 30TH JUNE 2004

		This Year		Last Year	
		Group	Parent	Group	Parent
	Notes	$	$	$	$
Shareholders' Equity					
Share Capital	6	8,980,763	8,980,763	3,981,841	3,981,841
Retained Earnings Account	7	(3,328,767)	(3,223,700)	(1,838,407)	(1,837,023)
Total Shareholders' Equity		**5,651,996**	**5,757,063**	**2,143,434**	**2,144,818**
Current Liabilities	9				
Accounts Payable		327,820	291,734	218,268	218,268
Total Current Liabilities		**327,820**	**291,734**	**218,268**	**218,268**
Total Equity and Liabilities		**5,979,816**	**6,048,797**	**2,361,702**	**2,363,086**
Current Assets					
Cash on Hand and at Bank		270,975	263,495	93,048	93,048
Term Deposits	10	2,621,583	2,621,583	16,919	16,919
Interest Accrued	10	9,821	9,821	-	-
Accounts Receivable	10	49,168	5,625	6,779	6,779
Prepayments		356,965	356,965	4,224	4,224
GST Refund		105,999	105,999	46,215	46,093
Work in Progress and Stock on Hand	10	423,196	423,196	-	-
Other Assets		44	-	-	16,904
Total Current Assets		**3,837,751**	**3,786,684**	**167,185**	**183,967**
Non Current Assets					
Fixed Assets	11	1,256,318	1,171,037	1,264,539	1,263,593
Intangible Assets	12	765,450	765,450	929,978	915,526
Advance to Joint Venture		120,297	262,969		
Advance to Subsidiary		-	62,657		
Total Non Current Assets		**2,142,065**	**2,262,113**	**2,194,517**	**2,179,119**
Total Assets		**5,979,816**	**6,048,797**	**2,361,702**	**2,363,086**

For and on behalf of the Board

P B Leay
Chairman

Barrie Leay

G M Henderson
CEO/Director

Geoff Henderson

Dated: 21st October, 2004

WINDFLOW TECHNOLOGY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30TH JUNE 2004

	Notes	This Year		Last Year	
		Group	Parent	Group	Parent
		$	$	$	$
Cash Flows from operating activities	21				
Cash was provided from:					
Receipts from consulting fees		16,388	16,388	14,524	14,524
Funding Received		59,165	59,165	9,066	9,066
Other Income		36,652	19,688	-	-
Income Tax Refunded		-	-	28,064	28,064
Interest received		161,655	161,541	62,000	62,000
		273,860	256,782	113,654	113,654
Cash was disbursed to:					
Payments to suppliers		1,227,849	1,051,921	565,478	564,383
Payments to employees		427,780	392,786	294,629	294,629
Payment Reimbursements from J V Partner		140,035	280,073	-	-
Interest paid		-	-	-	-
Net GST		72,990	72,990	6,575	6,575
Income Tax		44	-	-	-
		1,868,698	1,797,770	866,682	865,587
Net Cash Flows from operating activities		**(1,594,838)**	**(1,540,988)**	**(753,028)**	**(751,933)**
Cash flows from investing activities					
Cash was provided from:					
Sale of Fixed Assets		75,791	151,581	-	-
Disbursed from Term Deposit Accounts		525,906	525,906	1,583,691	1,583,691
		601,697	677,487	1,583,691	1,583,691
Cash was disbursed to:					
Development of the Wind Turbine and associated costs		356,814	356,814	936,705	936,705
Purchase of other fixed assets		78,958	44,065	9,863	9,863
Disbursed to Term Deposit Accounts		3,130,570	3,130,570	-	-
		3,566,342	3,531,449	946,568	946,568
Net Cash Flows from investing activities		**(2,964,645)**	**(2,853,962)**	**637,123**	**637,123**
Cash flows from financing activities					
Cash was provided from:					
Issue of Shares		4,998,971	4,998,971	106,500	106,500
		4,998,971	4,998,971	106,500	106,500
Cash was disbursed to:					
Issue Costs of Equity		134,548	134,548	38,255	38,255
Advance to Subsidiary		-	45,000	-	-
Advance to Joint Venture Partner		127,013	254,026	-	1,095
		261,561	433,574	38,255	39,350
Net Cash Flows from financing activities		**4,737,410**	**4,565,397**	**68,245**	**67,150**
Net Increase (Decrease) in cash held		177,927	170,447	(47,660)	(47,660)
Cash at beginning of year		93,048	93,048	140,708	140,708
Cash at end of year		270,975	263,495	93,048	93,048

WINDFLOW TECHNOLOGY LIMITED
STATEMENT OF ACCOUNTING POLICIES
FOR THE YEAR ENDED 30TH JUNE 2004

REPORTING ENTITY

Windflow Technology Limited is a company registered under the Companies Act 1993.

Windflow Technology Limited is an issuer for the purpose of the Financial Reporting Act 1993. The financial statements of the Company and Group have been prepared in accordance with the Financial Reporting Act 1993.

MEASUREMENT BASE

The accounting principles, recognised as appropriate for the measurement and reporting of earnings and financial position on an historical cost basis, are followed by the group.

NATURE OF BUSINESS

Wind power development.

The Company operates solely within New Zealand.

SPECIFIC ACCOUNTING POLICIES

The financial statements are prepared in accordance with New Zealand generally accepted accounting practice. The accounting policies that materially affect the measurement of the financial performance, financial position and cash flows are set out below:

Basis of Consolidation

The consolidated financial statements are prepared from the financial statements of the Company, its subsidiaries and its joint venture. Subsidiaries are combined using the purchase method. Joint ventures are combined using the proportionate method.

All significant inter company transactions are eliminated on consolidation.

Subsidiaries are entities that are controlled, either directly or indirectly, by the Company.

In the Company's financial statements, the advance to the joint venture is recognised at cost or fair value if there is a permanent diminution in value.

Revenue Recognition

Revenues are recognised when services are performed.

STATEMENT OF ACCOUNTING POLICIES
FOR THE YEAR ENDED 30TH JUNE 2004 (Continued)

Investment Revenue

Interest revenue from investments and fixed deposits is recognised on an accruals basis.

Stock on Hand

Stock of component parts has been valued at lower of cost and market value.

Work in Progress

Work in Progress has been valued at the lower of cost and net realisable value.

Goods and Services Tax

The accounts have been prepared on a GST exclusive basis; except that all receivables and payables are shown GST inclusive to the extent that GST is payable or receivable on the transaction that gave rise to the payable or receivable.

Taxation

Taxation recognised in the Statement of Financial Performance for the period is based on the accounting result, adjusted for timing differences between accounting and income taxation rules.

Any income tax expenses charged to the statement of financial performance includes both the current year's provision and the income tax effect of timing differences calculated using the liability method.

A deferred tax benefit relating to tax losses is recognised only if there is a virtual certainty of realisation.

There is no deferred tax asset or liability as at the 30th June 2004.

STATEMENT OF ACCOUNTING POLICIES
FOR THE YEAR ENDED 30TH JUNE 2004 (Continued)

Valuation of Assets

Receivables
Receivables are stated at their estimated realisable value.

Fixed Assets
The Company has the following classes of fixed assets:

Wind Turbine and Associated Assets
Motor Vehicle
Office Equipment

All fixed assets are recorded at cost.
Depreciation is provided for on a straight line basis on all tangible fixed assets at depreciation rates calculated to allocate the assets cost less estimated residual value, over their estimated useful lives.

No depreciation is charged on part constructed assets.

Major depreciation periods are:

Wind Turbine and Associated Assets (Commenced on completion, 1ST July 2003)	10.0	years
Motor Vehicle	4.6	years
Office Equipment	2.8 to 8.3	years

Intangibles

1. Research and Development Costs

   Research expenditure is recognised in the statement of financial performance in the period in which it is incurred.

   Development costs are deferred where future benefits are expected to exceed those costs, otherwise such costs are recognised in the statement of financial performance in the period in which they are incurred. Development expenditure, recognised as an asset, is stated at cost and amortised in the statement of financial performance over the period of expected benefits.

   All other development expenditure is recognised in the statement of financial performance as incurred.

2. Licences

   Licences are valued at fair value and amortised to the statement of financial performance on a straight line basis over their estimated useful lives, this has been determined to be 8 years and the write off to be one eighth, per financial period.

   Fair value was determined by the Directors and a summary of the terms and conditions in regard to the acquisition of this intellectual property was listed under clauses 7 and 11, note 17.4 of the Prospectus, dated 9th July 2001. Refer also to the Prospectus dated 28th July 2003 Statement of Accounting Policies, subheading "Licences" on page 21.

Employee Entitlements

A liability for annual leave and long service leave is accrued and recognised in the statement of financial position. The liability is equal to the present value of the estimated future cash outflows as a result of employee services provided at balance date.

A share option plan to the benefit of employees of the Company is in existence. (Refer Note 8).

Foreign Currency Transactions

Transactions in foreign currencies are converted at the New Zealand rate of exchange ruling at the date of the transaction.

Changes in Accounting Policies

There have been no changes in accounting policies during the year.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH JUNE 2004

		30th June 2004		30th June 2003	
		Group	Parent	Group	Parent
		$	$	$	$
1.	**Operating Revenue**				
	Operating Revenue includes:				
	Consultancy Fees	18,387	18,387	17,524	17,524
	Sales and Benefits	36,341	19,526	-	-
	Grants Received	62,165	62,165	9,066	9,066
	Interest Received – Term deposits	177,533	177,419	50,678	50,678
		294,426	277,497	77,268	77,268
2.	**Operating Expenses**				
	Operating Expenses include:				
	Amortisation of Licences and Wind Rights	150,076	150,076	150,076	150,076
	Research and Development Costs	597,240	597,138	28,694	28,694
	Audit Fees	4,000	4,000	4,150	4,150
	Directors' Fees	87,656	75,000	85,000	85,000
	Interest – Bank overdraft	50	50	-	-
	Rent and Leases	57,770	16,500	10,250	10,250
3.	**Prospectus Costs**				
	Total costs	83,756	83,756	93,416	93,416
4.	**Taxation**				
	Operating Deficit	1,490,360	1,386,677	1,100,100	1,098,716
	Prima facie taxation expense at 33%	-	-	-	-
	Less taxation effect of permanent differences				
	Amortisation of Intangibles	150,076	150,076	150,076	150,076
	Share Issue Costs	90,744	83,756	93,416	93,416
		240,820	233,832	243,492	243,492
		1,249,540	1,152,845	856,608	855,224
	Losses brought forward	1,208,743	1,207,359	352,135	352,135
	Deficit and losses carried forward for taxation purposes	2,458,283	2,360,204	1,208,743	1,207,359

There is no income tax payable for the period.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH JUNE 2004 (Continued)

		30th June 2004		30th June 2003	
		Group	Parent	Group	Parent
		$	$	$	$
5.	**Imputation Credit Account**				
	Balance at beginning of period	-	-	28,064	28,064
	Income Tax refunded during the year	-	-	28,064	28,064
		-	-	-	-
	Income tax payments during the year:				
	Resident Withholding Tax paid	-	-	-	-
	Balance at end of period	-	-	-	-
6.	**Share Capital**				
	Balance at beginning of period	3,981,841	3,981,841	3,875,341	3,875,341
	Ordinary Shares Issued	4,998,922	4,998,922	106,500	106,500
	Total Share Capital	8,980,763	8,980,763	3,981,841	3,981,841
	Number of shares on issue	5,238,231	5,238,231	2,717,145	2,717,145

All ordinary shares have equal voting rights and share equally in dividends and surplus on winding up.

7.	**Retained Earnings Account**				
	Balance at beginning of the period	(1,838,407)	(1,837,023)	(738,307)	(738,307)
	Net Deficit for the period	(1,490,360)	(1,386,677)	(1,100,100)	(1,098,716)
	Balance at end of year	(3,328,767)	(3,223,700)	(1,838,407)	(1,837,023)

8. Share Option Plan

The Company entered into a share option plan with Mr G Henderson, the Executive Director on the 20th January 2002.

This put in to effect the terms of the Licence Agreement as outlined in the prospectus, dated 9th July 2001, and as summarised below.

The agreement transferring the TLG Licence from Wind Torque Limited to Windflow Technology Limited provided that a royalty was payable to Mr G Henderson for each of the first 100 wind turbines sold. The amount of the royalty is $10,000 per turbine plus 10,000 share options of $1.00 each. The total number of options is limited to 20% of the Windflow Technology Limited shares on issue.

Each option to purchase shares will lapse if not exercised within six months of issue. The option price is $1.00, or if a market price for Windflow Technology Limited shares has been established at a level which raises concerns for the Directors that the option price is not fair and reasonable to existing shareholders, the option price will be determined as the average market price in the last month of the quarter less one third.

The Company, on the 19th December 2002, entered into a share option plan for the benefit of all employees of the Company who have attained the age of twenty years and, who have been employed by the Company, for at least one year.

The selection of the participants and the number of shares comprised in options shall be determined by the Directors. Any offer of an option shall be at a price equal to the market price at the date of the resolution by the Directors to make an offer.

	30th June 2004 Group $	30th June 2004 Parent $	30th June 2003 Group $	30th June 2003 Parent $

9. Current Liabilities

Current liabilities consist of accounts payable and accruals, which are unpaid as at the period end.

	Group 2004 $	Parent 2004 $	Group 2003 $	Parent 2003 $
Trade Payables	289,470	237,834	86,774	86,774
Trade Payables – Asset Purchases	3,456	21,742	104,014	104,014
Employee entitlements	34,894	32,158	27,480	27,480
	327,820	291,734	218,268	218,268

10. Current Assets

Term Deposits

	Group 2004 $	Parent 2004 $	Group 2003 $	Parent 2003 $
Term Deposits maturing within six months	2,621,583	2,621,583	16,919	16,919
Term Deposits maturing within one year	-	-	-	-
	2,621,583	2,621,583	16,919	16,919

Accounts Receivable

	Group 2004 $	Parent 2004 $	Group 2003 $	Parent 2003 $
Trade Receivables	49,168	5,625	6,750	6,750
Interest Accrued	9,821	9,821	29	29
	58,989	15,446	6,779	6,779

Stock on Hand and Work in Progress

	Group 2004 $	Parent 2004 $	Group 2003 $	Parent 2003 $
Wind turbine component parts	128,121	128,121	-	-
Partly completed wind blades	258,427	258,427	-	-
Materials for wind blades	36,648	36,648	-	-
	423,196	423,196	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH JUNE 2004 (Continued)

	30th June 2004 Group $	30th June 2004 Parent $	30th June 2003 Group $	30th June 2003 Parent $
11. Fixed Assets				
Wind Turbine and Associated Assets				
Site Costs	33,520	33,520	33,520	33,520
Turbine	972,584	972,584	976,360	976,360
Tooling, Equipment, Moulds	446,879	325,408	208,455	208,455
Total Wind Turbine and Associated Assets	1,452,983	1,331,512	1,218,335	1,218,335
Less Accumulated Depreciation	247,330	209,888	-	-
	1,205,653	1,121,624	1,218,335	1,218,335
Motor Vehicles	17,342	17,342	17,342	17,342
Less Accumulated Depreciation	8,147	8,147	4,401	4,401
	9,195	9,195	12,941	12,941
Office Equipment	133,718	132,022	97,942	87,957
Less Accumulated Depreciation	92,248	91,804	64,679	55,640
	41,470	40,218	33,263	32,317
Total Fixed Assets	1,256,318	1,171,037	1,264,539	1,263,593

No depreciation has been claimed on Tooling assets.

12. Intangible Assets

	30th June 2004 Group $	30th June 2004 Parent $	30th June 2003 Group $	30th June 2003 Parent $
Fair value of licences and wind rights	1,200,609	1,200,609	1,215,061	1,200,609
Less Accumulated Amortisation	435,159	435,159	285,083	285,083
	765,450	765,450	929,978	915,526

The ownership of the licences and wind rights were transferred from the subsidiary company, Wind Torque Limited, since liquidated, on the 20th January 2002 to Windflow Technology Limited by way of an agreement between the Company, its subsidiary and Mr G Henderson.

Intangibles are being amortised over 8 years from date of purchase.

13. Acquisition and Liquidation of a Subsidiary

On the 26th September 2001 the Company acquired 100% of the shares of Wind Torque Limited. Wind Torque Limited, at that time, was the beneficial owner of a patent licence and wind rights over a property in the North Island.

The ownership of the licences and wind rights were transferred from the subsidiary company, Wind Torque Limited, on the 20th January 2002 to Windflow Technology Limited by way of an agreement between the Company, its subsidiary and Mr G Henderson.

The liquidation of Wind Torque Limited was completed on the 15th June 2004.

14. Joint Venture Agreement

On the 7th November 2003 Windflow Technology Limited entered into an agreement with Tait and Brooking Contractors Limited to produce blades for Wind Turbines.

The Agreement determined the incorporation of a Company to be named Wind Blades Limited with fifty percent of the shareholding to be held by Windflow Technology Limited, fifty percent of the shareholding to be held by Tait and Brooking Contractors Limited.

The Company was incorporated on the 17th November 2003, and has a 30th June balance date.

The directors consider that Windflow Technology Limited exercises insufficient influence over Wind Blades Limited to consider it a subsidiary. The fifty per cent holding of Windflow Technology Limited in Wind Blades Limited has been consolidated within these financial statements as a joint venture.

15. Commitments

Capital Commitments as at balance date totalled $1,604,457. These are for costs associated with the construction of the wind turbines and application for resource consent.
(30th June 2003 $21,200.)

16. Contingent Liabilities

As at the 30th June 2004 no contingent liabilities existed. (30th June 2003 nil.)

No matters are in dispute and the previous noise negotiations and adjustments have been resolved and no additional costs are anticipated in this regard.

17. Comparative Figures

The comparatives are for the twelve month period ended 30th June 2003.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30TH JUNE 2004 (Continued)

18. Financial Instruments

Credit Risk
To the extent that the Company has a receivable from another party, there is a credit risk in the event of non performance by that counter party. Financial instruments, which potentially subject the Company to credit risk, principally consist of bank balances, receivables, and term deposits.
The Company monitors the credit quality of its investments and manages its exposure to credit risk.
Concentrations of credit risk
The Company does not have any significant concentrations of credit risk apart from its deposits with a large and reputable bank.
Currency Risk
The Company has exposure to foreign exchange risk as a result of transactions denominated in foreign currencies, arising from normal trading activities.
Such activities are not of a material nature.
Interest Rate Risk
The Company has exposure to interest rate risk to the extent that it invests for a fixed term at fixed rates.
Credit Facilities
The Company has no credit facilities, other than trade creditors.
Fair Values
The estimated fair values of financial instruments do not differ from the carrying values.

19. Significant Events After Balance Date

The noise problem in the prototype windmill has been resolved and accordingly the Banks Peninsula District Council has issued a provisional notice of compliance with our resource consent.

There were no other significant events after balance date.

Statement of Financial Position

	2003 Proj'ns to 30th June 2004 $	Actual to 30th June 2004 $	2001 Proj'ns to 30th June 2003 $	Actual to 30th June 2003 $
Shareholder' Equity				
Share Capital	9,415,000	8,980,763	-	3,981,841
Retained Earnings Account	(4,661,000)	(3,223,700)	-	(1,837,023)
	4,754,000	5,757,063	-	2,144,818
Current Liabilities				
Accounts Payable	95,000	291,734	-	218,268
Provision for Warranty	203,000	-	-	-
	298,000	291,734	-	218,268
Total Equity and Liabilities	**5,052,000**	**6,048,797**	**-**	**2,363,086**
Current Assets				
Cash on Hand and at Bank	2,413,000	263,495	-	93,048
Term Deposits	200,000	2,621,583	-	16,919
Interest Accrued	-	9,821	-	-
Accounts Receivable	-	5,625	-	6,779
Prepayments / Retentions	405,000	356,965	-	4,224
GST Refund	76,000	105,999	-	46,093
Work in Progress	-	423,196	-	-
Other Assets	-	-	-	16,904
	3,094,000	3,786,684	-	183,967
Non Current Assets				
Fixed Assets	976,000	1,171,037	-	1,263,593
Intangible Assets	982,000	765,450	-	915,526
Advance to Joint Venture	-	262,969	-	-
Advance to Subsidiary	-	62,657	-	-
	1,958,000	2,262,113	-	2,179,119
Total Assets	**5,052,000**	**6,048,797**	**-**	**2,363,086**

The major variances between the projections and actual are as follows:

The subscribed funds required to commence Stage 2 were raised during the year ended 30th June 2004, not during the year ended 30th June 2003 as projected. Therefore there are very substantial differences between the actual incurred for the year ended 30th June 2004 and the projections for the same period.

The construction of wind turbines for resale had not commenced, as projected, during the 2003 or 2004 financial year.

In 2004, the engineering costs variance is due to the timing of construction of the wind turbines and the capitalisation policy adopted by the Directors of recording these costs as work in progress.

Additional delays and research and development costs were incurred during the 2004 financial year in order to meet the stringent operating noise levels required by the Gebbies Pass resource consent.

Depreciation did not commence until the installation of the first turbine was completed at Gebbies Pass. The date was determined to be from the 1st July 2003.

Since the issue of the 2001 Prospectus the Directors have determined that a policy of amortisation regarding the licences and wind rights be introduced.

GOLDSMITH
FOX PKF
CHARTERED ACCOUNTANTS

Audit Report
To the Shareholders of Windflow Technology Limited.

We have audited the financial report on pages 2 to 19. The financial report provides information about the past financial performance and financial position of the company and group as at 30 June 2004. This information is stated in accordance with the accounting policies set out in the Statement of Accounting Policies on pages 5 to 8.

Directors Responsibilities
The directors are responsible for the preparation of a financial report which gives a true and fair view of the financial position of the company and group as at 30 June 2004 and the results of its operations and cash flows for the year ended on that date.

Auditors' Responsibilities
It is our responsibility to express an independent opinion on the financial report presented by the directors and report our opinion to you.

Basis of Opinion
An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial report. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial report; and
- whether the accounting policies are appropriate to the company and group circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial report is free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial report.

Other than in our capacity as auditor we have no relationship with, or interests in, the company or its subsidiary.

Unqualified Opinion
We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records; and
- the financial report on pages 2 to 19
    - complies with generally accepted accounting practice in New Zealand;
    - gives a true and fair view of the financial position of the company and group as at 30 June 2004 and the results of operations and cash flows for the year ended on that date.

Our audit report was completed on 21 October 2004 and our unqualified opinion is expressed as at that date.

Goldsmith Fox PKF

GOLDSMITH FOX PKF
Christchurch

PKF worldwide

DIRECTORY

The Directors of Windflow Technology Ltd are:

Barrie Leay, Chairman of Directors
41 Tirimoana Terrace, Havelock Marlborough



Barrie Leay was until mid-1997 Executive Director of the Electricity Supply Association of New Zealand. He is currently Chairman of Ecodyne Limited, a company established to develop environmentally benign forms of power generation, Managing Director of e-services Limited, an Internet company involved in energy networks and energy efficiency, founder Chairman of the APEC Energy Business Network in the Asia Pacific region. Barrie has been a leading figure in the reforms of electricity industries and the establishment of competitive electricity markets in New Zealand and other APEC economies.

Barrie took over as Chairman of Windflow in June 2003 following the unfortunate death of Neil Cherry from motor neuron disease.



Keith McConnell, Director
10 Cleveland Rd, Auckland

Keith has served as Chief Executive Officer of a number of commercial entities over the last 15 years. These include John Edmond Ltd, Donaghy Downs Pty Ltd, The Power Company Ltd, United Electricity Ltd, Paykel Ltd and most recently Fruehauf Pacific Ltd. His involvement with wind energy first arose during his tenure with The Power Company Ltd where he sponsored a wind testing programme at three sites in Southland. Keith has also been involved in several successful start-up ventures (eg Metering Systems Ltd and Supply Solutions) and has a good understanding of the issues involved in such ventures.

Keith is presently acting in a part time executive role within Windflow by assisting with many of the commercial matters.

Geoff Henderson, Director and Chief Executive Officer
12 Scotston Avenue, Christchurch



A registered mechanical engineer, Geoff Henderson has been involved in wind power engineering for twenty years, including seven years in California and England working at the forefront of wind power technology. During that time he invented the torque limiting gearbox (TLG) system which has been patented in New Zealand, Australia, and the USA. In 1994 he received the Communications Award from the Institution of Professional Engineers (IPENZ) for his contribution to the engineering profession as a proponent of wind power. Geoff is past-chairman of the Canterbury Branch of IPENZ. He is also a director of Aeolian Property Company Ltd and four companies in which Windflow has shares, New Zealand Windfarms Ltd, Wind Blades Ltd, Windpower Otago Ltd and Pacific Windfarms Ltd (non-trading).

Heugh Kelly, Director
Shegadeens Road, R.D. 1, Wellsford
Heugh Kelly is a barrister and solicitor with over 20 years experience of commercial law. Educated at Auckland Grammar School and the University of Auckland, he has been in practice on his own account since 1984. He is a director of the Environmental Defence Society which is a position he has held since 1981 and was a member of the legal committee of the Maruia Society for some years.



The Directors of New Zealand Windfarms Ltd are:



Derek Walker, Director
41A Elmira Ave, Palmerston North
Derek is a professional electrical engineer and a member of the Institute of Directors and the Institute of Management. His association with windfarms began in 1998 with the building of the Tararua Wind Farm when he was CEO of Central Power who funded and built the farm (it has since been sold to TrustPower). Derek's governance experience includes Palmerston North Airport Limited, Palmerston North City Holdings, The Bio Commerce Centre, and the Central Energy Trust.

Vicki Buck, Director
14 Jane Deans Close, Christchurch
Vicki Buck is the Development Manager at Christchurch Polytechnic Institute of Technology. She has an M.A. (Hons) degree and was Mayor of Christchurch from 1989 until she stood down in 1998. Since then she has been heavily involved in establishing two new state schools in Christchurch. She is also a director of Jade Stadium Ltd and Brylton Software Ltd.





Juliet McKee, Director
23A Braithwaite St, Wellington
Juliet is an economist and company director whose board appointments include Warren and Mahoney, NZ Book Council, Marsden School, and the Centre for Corporate and Institutional Governance at Massey University. Previous assignments have been diverse - as a reporter for the BBC in Tunisia, a financial analyst for Shell in Gabon, and 3 year stints with the United Nations in Geneva and the Commonwealth Secretariat in London, among others. She was awarded the Commonwealth Medal in 1990 and the QSO for public services in 1996. She has also been Chairman of the Wellington Branch of the Institute of Directors.

Barrie Leay and Keith McConnell are also Directors of New Zealand Windfarms Ltd.

Staff

Mechanical Engineer	Warwick Payne
Mechanical Engineer	Francis Jackson
Mechanical Engineer	Gavin Williams
Electrical Engineer	Wernher Roding
Marketing Manager	Chris Freear (Seconded to NZWL as CEO)
Office Manager	Terry Moon
Procurement Manager	Alan White
Marketing Assistant	Sheralee MacDonald
Office Assistant	Tracey Humpage

Solicitor

Guy Mortlock
Mortlocks
137 Armagh St
Christchurch

Accountant

Mike Keyse
HFK Ltd
12 Main North Road
Christchurch

Auditor

Gordon Hansen
Goldsmith Fox
236 Armagh St
Christchurch

Share Registry

BK Registries Ltd
138 Tancred St
Ashburton

Bankers

National Bank of NZ Ltd
164 Hereford St
Christchurch

Insurance Brokers

Marsh Limited
Level 4, 233 Cambridge Terrace
Christchurch

Principal Suppliers

Blades	Wind Blades Ltd of Auckland
Gearbox	AH Gears Ltd of Auckland
Electrical Control	Bremca Ltd of Christchurch
Hub	Farra Bros Ltd of Dunedin
Generator	Newage International Ltd of UK (Sydney office)
Nacelle Assembly	ASCO (NZ) Ltd
Pallet	Southern Cross Engineering Ltd of Christchurch
Site Works	Smith Crane and Construction of Christchurch
Civil/Survey Services	Connell Wagner of Christchurch

DIRECTORS' REVIEW

The year since our last Directors' Review has been very busy, and we have made great progress. One measure of our progress is that since the listing on the NZAX late last year, the market now values the company at approximately $16 million, which can be compared to contributions by shareholders of $9 million in capital.

New Zealand Windfarms Ltd (Windfarms)

In the 2003 prospectus we signalled our intention to create Windfarms, and reported to you at the last annual general meeting (AGM) that we had formed the company and held two Board meetings at that time. Early in 2004 Juliet McKee and Derek Walker joined the Windfarms Board as independent directors (independent from Windflow). In July 2004 Vicki Buck resigned from the Windflow Board to remain on the Windfarms Board as the third independent director. Heugh Kelly and Geoff Henderson resigned from the Windfarms Board to be independent directors (independent from Windfarms). Barrie Leay continues to chair both Boards in the interim until an independent Chairman of Windfarms is elected, and Keith McConnell also stays on both Boards. In June 2004 the Directors promoted Chris Freear to be Acting Chief Executive of Windfarms, on secondment from his position as Windflow's Business Development Manager.

The prime reason for this division of interests is that a number of contracts between Windflow and Windfarms are now essential to good governance for existing and new shareholders in both companies, and for new partnerships that we will form in future. The first contract is for the supply and purchase of 104 Windflow 500 turbines for the wind farm on Aeolian Property Company's land in Palmerston North (Te Rere Hau). That will cost $80 million over three years and will require substantial new capital raising.

We are in negotiations with a substantial and experienced wind farm owner, who have expressed an interest in owning 50% of the Te Rere Hau wind farm with Windfarms, and will fund their $40 million share. Windfarms therefore have to raise $40 million, and the proposal is to raise that capital through two public offerings, as we did with Windflow, $13 million early in 2005, and a second $13 million in 2006, which will give us $26 million, and we will borrow the balance.

In anticipation of the initial public offering (IPO) next year it has been decided to divide the existing share capital of Windfarms into 3 million shares while it is still a wholly-owned subsidiary of Windflow Technology Limited. Prior to the IPO, Windfarms will be capitalised by introducing the wind rights to the Te Rere Hau site and the infrastructural development to date. New Windfarms shares will then be issued to existing Windflow shareholders, and the general public in the subsequent IPO. It is proposed that existing Windflow shareholders be given first chance to buy the new shares.

You will recall that Te Rere Hau was awarded 519,000 tonnes of carbon credits in December 2003 in the Government's first round of carbon credit mitigation measures under the auspices of the Kyoto Protocol agreement. Negotiations have taken place with Governments in Europe, notably Holland, Denmark and Austria to sell these carbon credits, which are currently worth approximately $10 per tonne. This is a tender process under European Union rules with strict verification procedures under the Marrakech Accord, so there is no certainty of a sale until the tenders close and we have tendered in the correct price bracket. However a guaranteed price for our carbon credits will facilitate future capital raisings. We have registered our interest in a process to sell carbon credits to the Dutch government. If we pre-qualify, we will decide whether to submit a tender before the closing date of 5 April, 2005.



Windfarms filed its resource consent application for Te Rere Hau under the Resource Management Act (RMA) on 30 August 2004. We now have the usual process to go through until we get a decision, and know whether an appeal will be lodged, as we experienced at the Gebbies Pass site. We have raised this issue, of the very serious uncertainty for investors because of the RMA, with the Minister of Energy Pete Hodgson in a number of public forums. He will only repeat "that in a democratic process, objectors can and should have their day in court, and if they cause delays, so be it".

At time of writing, submissions had closed with 71 being received, 28 in support and 43 opposed. While this process can be stressful, there are always benefits in addressing genuine, local concerns. For instance we would readily acknowledge that the objectors near Gebbies Pass did force the company to address the fundamental cause of our specific gearbox noise problem, and seek a scientific resolution of the problem, which has been so successfully undertaken by the company's engineers and consultants, that we are now applying for new patents for solving noise problems in all gearboxes, not just in wind turbines.

Engineering Progress

In the last year, the focus of the Windflow engineering team has been on resolution of the noise problem at Gebbies Pass. As reported to you in our newsletters, this became a protracted saga, being finally resolved through some intensive R&D in March-June this year. This involved retrofitting the gearbox with different gearing and testing it on a full-load test rig in Auckland. Three retrofits were planned to check the effect of different modifications and the third was spectacularly successful in reducing vibration from the planetary stages. Patents are now being lodged to cover the inventive step which gave this dramatic result.



Vibration data before and after

The gearbox was reinstated in the windmill in mid-July and our initial near-field measurements show that we had achieved the desired reduction in sound levels (including eliminating any tonal component) with a large margin of safety. Thus we announced the fact that we had solved the problem and knew we were compliant with our resource consent. Subsequent testing by the Banks Peninsula District Council has confirmed this and in early October they provided us with a notice of provisional compliance, allowing us to run the windmill on a 24-hour basis for the first time, while specifying ongoing monitoring work. Their consultant's report estimated sound levels from the windmill at the nearest complainant's residence to be in the range 20-26 dBA (we estimate 20-24 dBA). This compares to the 30-32 dBA level we had committed to, the 40 dBA level we might have sought in accordance with the District Council Plan, and the 31+5=36 dBA level we assessed the windmill to be before the retrofit work (31 dBA measured plus a 5 dBA penalty for the tonal component).

While the associated delays have been regrettable, we should stress the positive aspects of this experience:

1. the noise issue has been the most serious "prototyping hiccup" we have experienced. There aren't many wind turbines which can claim that!
2. we have resolved it at the prototype stage so that future turbines can proceed with the benefit of very quiet gearboxes
3. the wind turbine's sound levels are now among the lowest in the industry for the 500 kW size range, and significantly lower than larger turbines, enhancing our competitive edge in a very noise-sensitive industry
4. we have maintained the company's reputation for environmental responsibility by accepting a particularly low consent requirement (in recognition of special sheltering effects in McQueen's Valley) and then taking the consequences of our unexpected non-compliance.

The associated delays have had knock-on effects on our budget and timetable for the manufacture of the six turbines proposed in the Stage 2 Prospectus. In terms of budget, it must be remembered that the 2003 capital raising was already about $500,000 short of maximum. While the shortfall was not originally considered sufficient to change the planned build programme, the noise issue has caused a 12-month delay and has resulted in considerable external expenditure.

These costs will be offset in next year's accounts by two positive factors:

1. NZ Trade & Enterprise has agreed to provide a grant of $74,000 towards the external costs of the noise work
2. we have claimed against AH Gears' design insurance for costs due to the gearbox thrust ring redesign work, which at the time of the last AGM we thought to be the culprit in the noise problem. At time of writing the insurance company has acknowledged our claim has merit, but we have not settled on a figure.

The impact on the Stage 2 timetable of these delays has been that we are now aiming to have the first six turbines installed about mid-2005 instead of 2004. In spite of the delays and budget constraints we have made good progress with the Stage 2 turbine build work:

- all major components except for the towers have been ordered
- 10 out of 12 blades have been completed, plus one blade for fatigue testing
- 6 new gearboxes are underway in Auckland and the first will be delivered before Christmas
- 6 generators have arrived in Christchurch from England
- 18 slewing bearings are on their way from France
- 6 hubs and sets of pitch-change components are being cast in Dunedin
- 6 pallets are nearing completion in Christchurch.

And in the background, our talented engineering team has been refining the mechanical and electrical design, checking strength calculations and improving the CAD (computer aided design) and revision-control systems. Lack of running hours on the prototype has hampered some of the detailed design checking.

At time of writing an engineering issue has arisen which has caused the turbine to be shut down, a failure of the pitch tube. However this is of a different magnitude to the noise problem in terms of its implications, being readily understandable (in hindsight). Thus it is no more than the sort of teething troubles one expects in any prototype. A new design has already been developed and will be retrofitted prior to the AGM. The pitch tube is not expected to delay the overall Te Rere Hau project and again highlights the benefit of sorting things out at the prototype stage.

Our immediate plan is:

- to establish the final design improvements required for the Stage 2 build. This will involve monitoring the windmill as it runs on a 24-hour basis for the rest of this year and checking the monitored loads against our predictions
- to document the design thoroughly for certification purposes (to IEC WT-01)
- to progress the Stage 2 build in tandem with the NZ Windfarms resource consent process and capital raising programme.

As outlined above, Windfarms will contract to buy 104 turbines from Windflow, which secures Windflow's future, but also puts the pressure on Windflow to deliver. In addition Windflow currently has active negotiations to supply Windflow turbines into Australia, US, China and the Pacific Islands.

The General Outlook

Developments this year have confirmed our overall business plan of establishing local manufacturing of the Windflow design. Wind power remains the fastest growing form of power generation in the world. This year in New Zealand it has been the only form of generation installed, excluding oil-fired reserve generation plant at Whirinaki. 126 MW of wind power has been installed this year at two sites in the Manawatu Saddle, up from 0.5 MW the previous year (our prototype at Gebbies Pass) to about 50% of the amount required to meet New Zealand's annual demand growth. Substantial plans elsewhere in New Zealand have been announced in Marlborough and Southland as well as the well-known areas of the lower North Island.

The NZ Wind Energy Association has adopted a target of 1000 MW by 2010, a target we believe to be readily achievable, unless the government tilts the playing field in favour of large fossil-fired power stations.

The imminent entry into force of the Kyoto Protocol when Russia formally ratifies (expected by Christmas) will only strengthen the "sea-change" worldwide which is driving us towards a renewable energy future. Thus the long-term future of wind energy world-wide and in New Zealand seems assured.

Apart from prototyping hiccups, it has been a very good year for the prospects of the Windflow design, in particular the patented TLG system. Electrical grid integration issues have been the primary concern of the international wind industry this year. These issues, a "problem" of success for the industry because they arise when wind power becomes a big component in any network, are cost-effectively resolved by the TLG system because it enables use of a synchronised, synchronous generator. We have presented papers at three international conferences on this subject.

To Sum Up



In summary, we are on track to meet our next milestones, however we do need to advise you that there are some substantial risks involved in the RMA consent process, the capital raising process, and finalising our partnership agreements. We have eliminated most of the technical and engineering risks that were with us a year ago. We hope that at next year's AGM we will be able to report that we managed to resolve this year's RMA and commercial risks, as successfully as we did last year's technical risks. Only time will tell, but we shall be doing our best on your behalf.

Finally we wish to convey our thanks to the endless efforts and dedication of our staff Chris Freear, Geoff Henderson, Tracey Humpage, Francis Jackson, Sheralee MacDonald, Terry Moon, Warwick Payne, Wernher Roding, Alan White and Gavin Williams. They are an exceptionally talented and dedicated team of individuals.

CORPORATE GOVERNANCE

Introduction

The Board of Directors is elected by the shareholders and is responsible for the corporate governance of the Company. The Board is the final body responsible for the decision making within the Company and has the requirement to work to enhance the value of the Company in the interests of the Company and its shareholders.

Corporate Governance encompasses the requirement for the Board to discharge such responsibilities, to be accountable to the shareholders and other stakeholders for the performance of the Company and to ensure that the Company is compliant with laws and standards.

The Board establishes the objectives of the company and is engaged in ongoing strategic planning in order to meet these objectives. It provides an oversight of compliance and risk, it measures and monitors management performance and it sets in place the policy framework within which the Company operates.

The Board monitors financial results and compares them to the budgets and annual plans at the regular monthly meetings.

The following headings reflect the corporate governance principles recommended by the New Zealand Securities Commission in February 2004.

Reference has also been made to the Corporate Governance Best Practice Code (the NZX code).

Board Composition and Membership

As at the 30th June 2004 the Board comprised five Directors, one of whom has subsequently resigned. This included a non-executive Chairman, an executive Director (the Chief Executive Officer) and three non-executive Directors.

The Board has a broad base of energy, engineering, financial, legal and other skills, experience and expertise to meets its objectives.

The details and background of the Directors are detailed elsewhere within this Annual Report.

The Chairman is elected by the Board of Directors and it is his role to manage the Board in the most effective manner and to provide a conduit between the Board and the Chief Executive Officer. He has no significant external commitments that conflict with this role.

Procedures for the operation of the Board, including the appointment and removal of Directors, are governed by the Company's Constitution.

The Board held twelve meetings during the financial period ended 30th June 2004. In addition to these formal meetings the Board meets on other occasions to debate strategic and financial deliberations.

Chief Executive Officer Performance Review

The Board is responsible for the evaluation of the Chief Executive officer against his key performance objectives and is responsible for the setting of these objectives on a periodic basis and ensuring that they are an appropriate measure.

Directors' Shareholdings as at the 30th June 2004

There is a Share Option Plan with Mr G Henderson, the Chief Executive Officer, which relates to any royalties payable under the TLG licence. This is detailed within Note 8 of the Notes to the Financial Statements (page 11).

Directors' disclosure of their shareholdings pursuant to Section 148 of the Companies Act 1993 and the NZAX listing rule are shown as at 30 June, 2004 in the list below.

	Shares Held		
Director	**Beneficially**	**Interest of Associated Person**	**Non-Beneficially**
Barrie Leay	32,000		
Vicki Buck	4,000		
Geoff Henderson	379,972	387,025	
Heugh Kelly	22,500		
Keith McConnell	32,166		

Independence of Directors

To be "independent" a Director must, in the opinion of the Board, be removed from any relationship or business that could materially interfere or be reasonably perceived to materially interfere with the exercise of his or her independent judgement.

It has been determined by the Board that of the five Directors all Directors were independent apart from Mr Geoff Henderson and Mr Keith McConnell.
Mr Henderson is the Chief Executive Officer and Mr McConnell has carried out various strategic consultancy exercises on behalf of the Company on a fee paying basis.

All Directors are required to immediately advise if any new relationships would interfere with such independence and so enable the Board to consider and determine the materiality of the relationship.

Board Committees

Due to the size of the Company no Board Committees have been established to assist in the execution of the Board's responsibilities. All such matters are conducted at the regular full Board meetings.

Ethical Standards

Code of Ethics

The Company expects all its employees and Directors to maintain the highest ethical standards.

The Directors support the principles set out in the "Codes of Proper Practice for Directors" issued by the Institute of Directors in New Zealand. Whilst recognizing that the Code expresses principles and does not purport to determine the detailed course of conduct by Directors on any particular matter, the Directors are committed to the highest standards of behaviour and accountability.

Interests Register

In accordance with the Companies Act 1993 the Company maintains an Interest Register in which the particulars of certain transactions and matters involving Directors are recorded. The following table summarises the Directors' interests in entities with which the Company has, or may in future have, transactions:

Director	Directorship or shareholding (at 21/10/2004)
Barrie Leay	New Zealand Windfarms Ltd
Geoff Henderson	Aeolian Property Company Ltd Henderson Inventions (TLG Patent) Pacific Windfarms Ltd Wind Blades Ltd Windpower Otago Ltd
Heugh Kelly	
Keith McConnell	New Zealand Windfarms Ltd Wind Blades Ltd

Conflicts of Interest

If conflicts of interest do exist at law then the policy of the Board is that Directors must declare their interest and do not exercise their right to vote in respect of such matters.

Insider Trading

Directors and employees of the Company are subject to the limitations on their ability to buy or sell Windflow Technology Limited shares under the NZAX Listing Rules and the Securities Markets Act 1988. No one at Windflow Technology is permitted to, directly or through other persons or entities, buy or sell Windflow Technology shares or advise someone else to buy or sell Windflow Technology shares on the basis of inside information about the Company, its joint venture partners and subsidiaries.

Audit Governance and Independence

The Board approved the reappointment of Goldsmith Fox as Auditors for the year ended 30th June 2004. Shareholders approved the Board setting the remuneration of the Auditors at the Annual General Meeting in November 2003.

The work of the external Auditors is limited to audit and related work only and the Company is committed to auditor independence. The Board annually reviews the independence and objectivity of the external Auditors. No employees, Partners or Directors of the Audit firm hold shares in the Company.

Representatives of the Company's external Auditors, Goldsmith Fox have been invited to the Annual General Meeting.

Directors Remuneration

The current annual Directors fee paid to all Directors within the parent company is $75,000 per annum, each Director receiving $15,000 each. On joining the board of the subsidiary, New Zealand Windfarms Ltd, the independent directors were paid at the same rate.

The salary of the Chief Executive Officer as at the 30th June 2004 was $88,000.

Project management fees totalling $ 64,546 were paid to one Director, Mr K McConnell. Refer to note 20 on page 16.

The following table summarises the remuneration for the period to 30 June 2004 of the Directors of Windflow Technology Ltd and New Zealand Windfarms Ltd:

Name		Directors Fees	Salary	Other Fees
Barrie Leay	WTL/NZWL	$15,000		
Vicki Buck	WTL/NZWL	$15,000		
Geoff Henderson	WTL/NZWL	$15,000	$88,000	
Heugh Kelly	WTL/NZWL	$15,000		
Keith McConnell	WTL/NZWL	$15,000		$64,546
Juliet McKee	NZWL	$7,500		
Derek Walker	NZWL	$5,156		

No other benefits were received by the Directors of the Company. Reimbursements of appropriate costs (mainly travel to meetings) were made.

Reporting and Disclosure

Annual and Interim Reports in accordance with the requirements of the Companies Act 1993, the Financial Reporting Act 1993 and the NZAX Listing Rules are communicated on a periodic basis to all shareholders.

A web site is maintained and contains regular updates to shareholders as well as the Annual and Interim Reports.

The Chief Executive Officer and other Senior Officers have conducted regular information meetings and discussions with shareholders and interested persons.

Risk Management

The Company has a policy of identifying, assessing and managing risks arising from its business direction and also from the strategic environment.

It implements risk management through its business processes of planning, budgeting, investment and project analysis, and operations management.

Shareholder Relations

The Board's policy is to ensure that shareholders are informed of all major and strategic developments affecting the Company's state of affairs.

All major disclosures are posted to the Company's web site on a timely basis. Regular media releases are made and copied to shareholders by email.

OTHER STATUTORY INFORMATION

Employee Remuneration
For the period to 30 June 2004, there were no employees who earned more than $100,000. The remuneration paid to Geoff Henderson is reported under the heading Director Remuneration.

Directors Indemnity and Insurance
The Company has Directors & Officers Liability Insurance to the sum of $2,000,000 in the aggregate.

Subsidiaries and Directors Thereof

Windflow has incorporated two subsidiaries. They are New Zealand Windfarms Limited and Pacific Windfarms Limited. The sole Director of Pacific Windfarms Limited (which is non-trading) is Geoff Henderson.

SHAREHOLDER INFORMATION

TOP TWENTY SHAREHOLDERS			
Shareholder	**Address**	**Shares**	**%**
Geoff Henderson	Christchurch	379972	7.2
Jenny Henderson	Christchurch	336072	6.4
Mark Mellsop	Franz Josef	247525	4.7
Delane Wycoff	Nebraska, USA	241496	4.6
Paul Simmons & Esther Simmons	Christchurch	169382	3.2
Reda Holdings Ltd	Switzerland	96651	1.8
Bremca Industries Ltd	Christchurch	73500	1.4
Andrew Rochford & Sabina Rochford	Warkworth	64434	1.2
Victor Holmes & Christine Holmes	South Auckland	58370	1.1
Jeanette Fitzsimons	Thames	50000	0.9
Esther Simmons	Christchurch	50000	0.9
Simon Stockdale	Auckland	48000	0.9
Caroline Stockdale	Auckland	40000	0.7
Aeolian Property Company Ltd	Christchurch	40000	0.7
Sheila Kolstad	Christchurch	40000	0.7
Geoffrey Robinson & Reihana Robinson	Coromandel	40000	0.7
Francis Henderson	NSW, Australia	35238	0.6
Keith McConnell	Auckland	32166	0.6
Barrie Leay	Marlborough	32000	0.6
Thomas Buxton	Christchurch	32000	0.6
TOTALS		2106806	39.50%